UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2012

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date: July 9, 2012	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer

NEWS RELEASE
Investor relations contact: Mr. Paul Lau E-mail: shareholder@namtai.com	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI ELECTRONICS, INC.

Retains Cameron Associates as Investor Relations Advisor

SHENZHEN, China, July 9, 2012 /PRNewswire via COMTEX/ — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE:NTE) today announced that it has engaged the services of Cameron Associates, Inc., a leading investor relations firm based in New York City to advise the Company on investor communications in the U.S.

Mr. MK Koo, Chairman and Chief Financial Officer, stated, “We are excited to announce our partnership with Cameron Associates as we seek to increase our visibility within the investment community and more effectively target our communications to interested stakeholders. While we focus on executing our operating plan in what is a very promising time for our business, we want to make sure that investors are aware of our progress and can track our achievements. Therefore, we believe it is appropriate to expand our investor relations outreach to ensure all potential stakeholders are aware of Nam Tai’s growth and development opportunities. We are confident that Cameron Associates extensive knowledge of the capital markets will be instrumental in driving this effort.”

Founded in 1976, Cameron Associates is a financial communications consulting firm that provides comprehensive communication services from senior-level professionals ranging from ongoing investor relations and financial media relations to crisis and transaction support, and corporate governance.

Kevin McGrath, Managing Partner at Cameron Associates, commented, “Nam Tai is a highly respected and successful electronics manufacturer in China and we believe the Company is well-positioned for continued growth. We are particularly excited about the ongoing progress Nam Tai is making with two of its major business development initiatives in the area of high-resolution LCD modules for tablets and smart-phones. Cameron Associates is confident that given the Company’s history, manufacturing capabilities, customer relationships and strong management team, the investment community will be very interested in understanding the growth opportunity. We look forward to working with them to maximize their long-term shareholder value.”

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

The statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to confirm prior orders or pay for the Company’s products; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition pressure on the Company’s revenues and margins; delay in the Company’s ability to take possession of land for development of additional production facilities, continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations our ability to win additional government business. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, FPC subassemblies and image-sensor modules and PCBAs. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.